Exhibit 99.1

Oculis Publishes Invitation to the Annual General Meeting

ZUG, Switzerland, May 9, 2025 – Oculis Holding AG (Nasdaq: OCS / ICX: OCS.IC) (“Oculis”), today published the invitation to the 2025 Annual General Meeting, which will be held on June 4, 2025 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 3:00 p.m. CEST / 9:00 a.m. EDT.

The 2025 Annual General Meeting will be held in-person and broadcast. To join the broadcast, please use the following link. Information pertaining to the 2025 Annual General Meeting, including meeting materials, can be accessed on the Oculis website here.

Oculis will host a virtual information session for all shareholders on May 19, 2025 from 4:00 to 5:00 p.m. CEST / 10:00 to 11:00 a.m. EDT, during which members of management will provide an overview of the 2025 Annual General Meeting proposals and answer questions from shareholders. To participate, please use the following link. The webcast of the virtual information session will be available following the event for replay and be accessible on the Oculis website here.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS / XICE: OCS) focused on innovations addressing ophthalmic and neuro-ophthalmic diseases with significant unmet medical needs. Oculis’ highly differentiated pipeline of multiple innovative product candidates in clinical development includes: OCS-01, a topical eye drop candidate for diabetic macular edema (DME); Privosegtor (OCS-05), a neuroprotective candidate for acute optic neuritis with potentially broad clinical applications in other neuro-ophthalmic diseases; and Licaminlimab (OCS-02), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED). Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Exhibit 99.1

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare

Amber Fennell / David Daley / Sean Leous

oculis@icrhealthcare.com